April 18, 2007

United States Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington. D.C. 20549

Attention: Mr. Adam Phippen, Staff Accountant

RE: Asia Global Holdings Corp. (formerly known as BonusAmerica Worldwide Corp.) - SEC Comment Letter Dated January 25, 2007

Amendment 1 to Form 10-KSB for Fiscal Year Ended December 31, 2005 (Filed October 10, 2006)
Amendment 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2006 (Filed October 10, 2006)
Form 10-QSB for Fiscal Quarter Ended September 30, 2006 (Filed November 20, 2006)
File No. 333-64804

VIA EDGAR—CORRESP

Dear Mr. Phippen:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") dated January 25, 2007. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;
staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me.

Sincerely,

/s/ Michael Mak
Michael Mak, President
Asia Global Holdings Corp.
(formerly known as BonusAmerica Worldwide Corp.)

Amendment 1 to Form 10-KSB for Fiscal Year Ended December 31, 2005

Risk Factors, page 11

2. We note your response to the comment 11 in our letter dated June 29, 2006 and the revisions to your disclosure. Please tell us the significant terms and conditions of each of the contractual agreements you have entered into that enable you control your website and operate your business in China under PRC regulatory requirements. In doing so, tell us the amount of your investment and ownership percentage in each of the companies that are parties to the contractual relationships. In addition, please provide us with a copy of each material contract and tell us why the contracts are not required to be filed as exhibits in accordance with Item 601(b)(10)(i) of Regulation S-B.

Response - On June 29, 2006, the Company received an SEC Comment Letter, (herein "Initial SEC Comment Letter").  On page 4 of the Initial SEC Comment Letter there is an Item 11 referenced in regard to Variable Interests Entities with no further comment concerning any other issues.  Thereafter, on October 6, 2006 the Company provided a Response Letter To SEC's Initial Comment Letter in reference to Item 11 contained therein.  That response is on file in this matter and indicates that the Company does not operate any business through Variable Interest Entities.

On January 25, 2007, the Company received a second SEC Comment Letter, (herein "Second SEC Comment Letter"), in response to the Company's response letter of October 6, 2006.  At the top of page two of the Second SEC Comment Letter is found a heading entitled, "Risk Factors, page 11", followed by a paragraph of which the first sentence states: "We note your response to comment 11 of our letter dated June 29, 2006 and the revisions to your discloser."  This paragraph goes on to inquire about contractual relations, operation of the Company's website and business in China under PRC regulatory requirements.

As indicated herein above, Item 11 of the SEC Initial Comment Letter refers only to Variable Interest Entities with there being no reference to contractual agreements which enable the Company to control its website and operate its business in China under PRC regulatory requirements.

The Company understands it obligation to cooperate with the SEC in regard to many issues including SEC Comment Letters.  It is the desire of the Company and its management to fully and completely cooperate in regard to the pending Second SEC Comment Letter. However, the Company does not understand the connection between the Initial SEC Comment Letter in regard to comment 11 therein, and the subsequent follow on comments concerning comment 11 contained in the Second SEC Comment Letter.  Therefore, the Company request further clarification and specification of the information being requested in the Second SEC Comment Letter, item 2.

However, in the interest of cooperation, the Company is providing the following information which it believes to be material and applicable to the content of this question. The Company’s wholly-owned subsidiary Idea Asia Limited and the Company’s subsidiary China Media Power Limited (herein “CMP”) entered into an agreement with Region Giant Investments Limited (herein “Region Giant”) and Kolmanski International Limited (herein “Kolmanski”) dated November 28, 2006. Pursuant to the Agreement, Region Giant receives twenty percent (20%) ownership of CMP for providing dynamic cross-spectrum broadcast media and interactive marketing communications services. Kolmanski will receive twenty percent (20%) ownership in CMP for providing strategic, creative, technological, management and production know-how to the making, marketing and launch of the Who Wants to Be a Millionaire Program (herein “WHO”). CMP will retain sixty percent (60%) ownership for providing and arranging the necessary funding for the launch and development of WHO.

Furthermore, CMP entered into an agreement with China advertising media sales agency Zixunmedia on November 11, 2006. Pursuant to PRC regulations, only a licensed advertising agency can sell advertising and collect payments for advertising sales in the China television market. Zixunmedia is licensed pursuant to PRC laws and will receive thirty percent (30%) of the revenues generated from advertising during the WHO TV program. CMP will retain seventy percent (70%) of the revenues generated from the advertising.

Management’s Discussion and Analysis or Plan of Operation Forward Looking Statements, page 23

Results of Operations for Twelve Months Ended December 31, 2005 and December 31, 2004, page 23

3. We note your response to comment number one in our letter dated June 29, 2006 and the revisions to your disclosure. Please revise to provide a discussion and analysis of depreciation, amortization of intangible assets and loss on disposal of assets. In doing so, you should identify and describe the reasons underlying significant changes between periods. Also, in your discussion of cost of sales and administrative expenses for each of your segments, you should provide an analysis based on revenues of the segment as opposed to total revenues. See Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

Response - Please see page ___ of the filed Form 10-KSB / A#2 for the year ended December 31, 2005 for revisions to the discussions of cost of sales and administrative expenses for each segment and the discussion and analysis of depreciation, amortization of intangible assets and loss on disposal of assets.

4. We note form the revisions to your disclosure in response to comment number four in our letter dated June 29, 2006 that the loss on disposal of fixed assets represents the write-off of leasehold improvements in your Kowloon, Hong Kong office. Please disclose in the notes to your financial statements the facts and circumstances relating to the impairment and the segment in which the impaired asset is reported under SFAS 131. Please refer to paragraph 26 of SFAS 144. Please show us what your additional disclosure will look like.

Response - Please see revisions to Note 2 to the financial statements as highlighted below:

The primary operating segment of the Company for 2005 was advertising and list rentals which generated 98% of the Company's revenues (2004: 47%). The primary operating segment of the Company for 2004 was product sales which generated approximately 53% (2005: 2%) of the Company's revenues. The allocation of those administrative cost are based on “cause-and-effect” matching on the incurrence of such cost and the directly attributable effect of such cost to the relevant business segment. If there is no basis for the application of allocating those incurred cost and interest expenses to any specific segment, such cost would be regarded as corporate general and administrative expenses. During the year ended December 31, 2005, the Company’s wholly-owned subsidiary, Sino-Trade, located in Hong Kong, wrote-off leasehold improvements of its previous rented office due to the relocation of its offices resulting in an impairment loss of property, plant and equipment amounting to $266,833.

Segment information is as follows as of and for years ended December 31:

2005	Product sales	Advertising and list rentals	Total
Total revenues	$43,071	$2,145,571	$2,188,642
Income (loss) before income taxes	(116,101)	(156,531)	(272,632)
Total assets	-	2,360,860	2,360,860
Impairment loss of property, plant and equipment	-	(266,833)	(266,833)

2004	Product sales	Advertising and list rentals	Total
Total revenues	$2,351,628	$2,113,906	$4,465,534
Income (loss) before income taxes	(280,622)	873,829	593,207
Total assets	862,334	1,768,217	2,630,551

The Company’s geographic information based on the financial information used in the preparation of its financial statements is as follows:

2005	US	Hong Kong	PRC
Revenues
Product sales	$43,071	$-	$-
Advertising and list rentals	353,848	1,655,109	136,614
Long-lived assets	26,282	47,320	24,079
Intangible assets	129,316	417,307	-
Impairment loss of property, plant and equipment	-	(266,833)	-

2004	US	Hong Kong	PRC
Revenues
Product sales	$2,351,628	$-	$-
Advertising and list rentals	510,402	1,391,375	212,129
Long-lived assets	66,980	390,535	14,802
Intangible assets	339,915	413,603	-

Financial Statements

Consolidated Statements of Cash Flows, page F-5

5. We reviewed your response to comment 10 from our letter dated June 29, 2006. We agree that proceeds and repayments of loans from owners should be classified as financing activities. However, disbursements for loans or advances made and receipts from collections of loans or advances made should be classified as investing activities regardless of whether or not the loans are made to related parties. Refer to paragraphs 16 and 17 of SFAS 95. It appears that your cash flows include both loans from related parties and loans made to related parties. Please revise future filings to classify cash flows from loans and advances to related parties in cash flows from investing activities. Please show us what your revisions would look like.

Response - Please see revisions to our statement of cash flows to classify cash flows from loans and advances to related parties in cash flows from investing activities as follows:

Cash flows from investing activities
Advances to related parties	(461,460)	-
Loan from (repayment to) a director	(299,359)	301,025
(Increase)/decrease in restricted cash	(259,365)	30,000
Purchases of equipment	(2,064)	(446,580)
Cash acquired in reverse acquisition	-	8,821
Cash paid for intangible assets	(99,252)	(621,384)
Net cash flows used in investing activities	(1,121,500)	(728,118)

Cash flows from financing activities
Bank overdraft	411	-
Advances under letters of credit	100,641	-
Drawdown of bank loan	256,410	-
Repayments of bank loan	(28,490)	-
Repayments on note receivable-related party	-	250,000
Net cash flows provided by financing activities	328,972	250,000

Additionally, Note 11 to the consolidated financial statements was updated to disclose the restatement effect and Item 6. Management's Discussion and Analysis or Plan of Operation Forward Looking Statements under “Liquidity and Capital Resources for the Twelve Month Period Ended December 31, 2005 and 2004”.

Note 2 - Segment Information, page F-9

6. Please include intangible assets in your geographic disclosure of long-lived assets. Refer to paragraph 38(b) of SFAS 131.

Response - Please see revisions to Note 2 to the financial statements as shown in response to comment #4 above.

Controls and Procedures, page 30

7. We reviewed the revisions to your disclosures in response to comment 14 from our letter dated June 29, 2006. We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response - We have revised our disclosures accordingly.

(a) Evaluation of disclosure controls and procedures.

Based on an evaluation as of the date of the end of the period covered by this Form 10-KSB, as amended, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Disclosure controls include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

8. The certification required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-B. In this regard, please replace “registrant” with “small business issuer” throughout the certifications.

Response - Please review the revised certifications in the Form 10-KSB Amendment No. 2 for period ending December 31, 2005.

Amendment 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2006

9. Please address the above comments as applicable.

Response - Please see the filed Form 10-QSB amendment #2 for the fiscal quarter ended March 31, 2006 for all above applicable revisions.

Controls and Procedures

10. We reviewed the revisions to your disclosure in response to comment 18 from our letter dated June 29, 2006. You state that your disclosure controls and procedures were designed to reasonably ensure that information required to be disclosed in your reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. You also state that disclosure controls include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Please revise to clearly state, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonably assurance level. Please refer Exchange Act Rule 13a-15(e) and to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Response - We have revised our disclosures accordingly; Form 10-QSB Amendment No. 2 for the period ending March 31, 2006; and Form 10-QSB Amendment No. 1 for the period ending September 31, 2006.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the
Securities Exchange Act of 1934 as of the end of the period covered by this report (the "Evaluation Date"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Disclosure controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

11. Please address the above comments as applicable.

Response - Please see the filed Form 10-QSB amendment #1 for the fiscal quarter ended September 30, 2006 for all above applicable revisions.

Consolidated Condensed Financial Statements

Note 9 - Related Party Transactions, page 10

12. Please tell us how you are accounting for the restricted common stock and the Series A Convertible Preferred Stock award under the terms of the employment agreement disclosed in the fourth paragraph and why your accounting treatment complies with SFAS 123R. In doing so, please tell us the grant date, the grant date fair value, the requisite service and/or vesting period and the service inception date for each award. Please also tell us how you determined requisite service period, the service inception date and the fair value of the awards. In addition, tell us whether you recognized compensation expense during the period and, if so, the amount recognized. If not, please explain to us why.

Response - Please see the filed Form 10-QSB amendment #1 for the fiscal quarter ended September 30, 2006 and the filed Form 10-KSB for the fiscal year ended December 31, 2006 of which the accounting treatments of restricted common stock and the Series A Convertible Preferred Stock award under the terms of the employment agreement comply with SFAS 123R. For the details of relevant disclosures, please refer to Note 10 of the Form 10-QSB amendment #1 for the fiscal quarter ended September 30, 2006 and Note 13 of the Form 10-KSB for the fiscal year ended December 31, 2006.

Management’s Discussion and Analysis of Financial Condition or Plan of Operation

Net Income/Loss, page 13

13. It appears that the amount of profit before income taxes generated in the China market is a non-GAAP measure as defined in Rule 10(h) of Regulation S-B as the amount does not include share-based consulting fees and other operation expenses. Please tell us why you believe this financial measure is permitted by Item 10(h)(1)(ii)(B) of Regulation S-B. In addition, you disclose that the share-based consulting fees greatly eroded “normal” business operating results. Please explain to us why these non-cash charges are considered abnormal. In this regard, we note you entered into other share-based payment arrangements during the period and as reported in Form 8-K filed November 7, 2006.

Response - We have revised the discussion of our Net Loss. Please see the revised discussion under Net Loss on page 13 of the filed Form 10-QSB amendment #1 for the fiscal quarter ended September 30, 2006.

Liquidity and Capital Resources, page 13

14. We note your disclosure under cash flows from operating activities that the increase in accounts receivable is attributable to the increase in sales. However, it appears that the number of days sales in accounts receivable has also increased. Please tell us whether you have revised your credit policy and provided extended payment terms to customers or whether the aging of your accounts receivable has deteriorated. If the latter please explain to us how you considered the implications of the deterioration in the estimate of your allowance for doubtful accounts receivable. Also tell us the amounts of your allowance for doubtful accounts and bad debt expense for each period presented. In addition, if you have provided extended payment terms to customers, please disclose, to the extend material, the impact of the change in your credit policy on your cash flows from operations. See SEC Release No. 33-8350.

Response - As a result of changing our customer mix from selling our services only through in-house sales reps to using outside media sales agencies to sell our services, we are able to extend longer payments terms to agencies than we can to individual companies because we are familiar with the agencies and know they are financially solid. We have also updated our MD&A to disclose this information under Cash flows from operating activities. We also confirm there was no allowance for doubtful accounts or bad debt expense for any of the periods presented.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments.

Sincerely,

/s/ Michael Mak
Michael Mak, President

Asia Global Holdings Corp.
(formerly known as BonusAmerica Worldwide Corp.)